SCYNEXIS, INC.

1 Evertrust Plaza, 13th Floor

Jersey City, New Jersey 07302-6548

November 21, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Cindy Polynice

RE:	SCYNEXIS, Inc.

Registration Statement on Form S-3

Filed November 13, 2023

File No. 333-275520

Acceleration Request

Requested Date: November 27, 2023

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Exchange Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-275520) (the “Registration Statement”) to become effective at 4:00 p.m. Eastern Time on Monday, November 27, 2023, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Matthew B. Hemington of Cooley LLP, counsel to the registrant, at (650) 843-5062, or in his absence Allison Pang of Cooley LLP at (650) 843-5315.

[Signature page follows]

Very truly yours,

SCYNEXIS, INC.

By:	/s/ David Angulo
David Angulo, M.D.
Chief Executive Officer

cc:	Scott Sukenick, General Counsel, SCYNEXIS, Inc.

Matthew B. Hemington, Cooley LLP

Allison Pang, Cooley LLP